PERIMETER, INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended December 31, 2023 and 2022

PERIMETER, INC.
BALANCE SHEETS
As of December 31, 2023 and 2022

	2023	2022
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,734,337	$ 277,825
Other current assets	371	371
Total Current Assets	3,734,708	278,196
TOTAL ASSETS	**$ 3,734,708**	**$ 278,196**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 11,226	$ 5,165
Deferred revenue	78,750	33,333
Total Current Liabilities	89,976	38,499
SAFE instrument	6,058,368	1,643,500
TOTAL LIABILITIES	**6,148,344**	**1,681,999**
Shareholders' Equity		
Common stock, voting (10,000,000 shares authorized, 9,049,333 shares issued and outstanding as of December 31, 2023)	348	348
Accumulated deficit	(2,413,984)	(1,404,151)
TOTAL SHAREHOLDERS' EQUITY	**(2,413,636)**	**(1,403,803)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 3,734,708**	**$ 278,196**

PERIMETER, INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2023 and 2022

	2023	2022
Revenues, net	$ 159,583	$ 17,292
Operating Expenses:		
General and administrative	1,170,772	798,731
Total Operating Expenses	1,170,772	798,731
Net operating income (loss)	(1,011,189)	(781,439)
Other Expense:		
Interest income / (expense), net	1,355	4,926
Net Loss	$ (1,009,833)	$ (776,513)
Basic earnings per share	(0.112)	(0.086)
Diluted earnings per share	(0.112)	(0.086)

PERIMETER, INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2023 and 2022

	Common Stock	Accumulated Deficit	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2022	$ 348	$ (627,639)	$ (627,289)
Net Loss		(776,513)	(776,513)
Balance as of December 31, 2022	$ 348	$ (1,404,151)	$ (1,403,803)
Net Loss		(1,009,833)	(1,009,833)
Balance as of December 31, 2023	$ 348	$ (2,413,984)	$ (2,413,636)


PERIMETER, INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2023 and 2022


Cash Flows From Operating Activities	2023	2022
Net Loss	$ (1,009,833)	$ (776,513)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in other current assets	0	1,875
Increase (Decrease) in accounts payable	6,060	(3,064)
Increase (Decrease) in deferred revenue	45,417	33,333
Net Cash Used In Operating Activities	(958,356)	(744,369)
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Proceeds of issuance of SAFE instruments	4,414,868	500,000
Net Cash Provided By Financing Activities	4,414,868	500,000
Net Change In Cash	3,456,512	(244,369)
Cash at Beginning of Period	277,825	522,194
Cash at End of Period	$ 3,734,337	$ 277,825

PERIMETER, INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2023 and 2022

NOTE 1 - NATURE OF OPERATIONS

PERIMETER, INC. (“the Company” or “we”) is a corporation organized under the laws of the State of Delaware on July 23, 2019. The Company has developed a software platform that enables real-time communication across fire, law, emergency management, and the public during emergency incidents.

Since inception, the Company relied on raising SAFE instruments to fund its business. The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. These matters raise substantial concern about the Company’s ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern. See Notes 1 and 8 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company had $3,734,337 and $277,825 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states may impose a sales tax on the Company's sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 and 2022, the Company has not acquired any fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of

ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 10,000,000 shares. The Company has 9,049,333 shares issued as of December 31, 2023.

NOTE 5 – SAFE INSTRUMENTS

The Company has issued simple agreements for future equity ("SAFEs") to raise capital for operations and development of the platform. The SAFEs have various conversion features to equity upon pre-agreed-upon liquidity events including the following as of December 31, 2023:

Total principal	Valuation cap	Conversion discount
$10,000	$3,000,000	None
$485,000	$4,000,000	None
$335,000	$4,000,000	10 percent
$50,000	$6,000,000	None
$193,500	$6,000,000	10 percent
$70,000	$6,000,000	15 percent
$500,000	$14,000,000	20 percent
$4,414,868	$15,000,000	None

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company may, from time to time, enter into agreements with majority shareholders regarding compensation and intellectual property though no material agreements exist at the time of the balance sheet date.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

I, Moor Xu, certify that the financial statements of Perimeter, Inc. are true and complete in all material respects.

Moor Xu
Chief Administrative Officer